EXHIBIT 3.2c


                         Copy of Article V, Section 1 of Bylaws
                           of The United Illuminating Company



         SECTION 1. Executive Officers. The executive officers of the Corporation shall be a Chairman of the Board of Directors, if the Board of Directors so determine, and a President, one or more Vice Presidents, a Secretary and a Treasurer, all of whom shall be elected by the Board of Directors. The Board of Directors may also appoint such additional officers, including, but not limited to, one or more Assistant Secretaries and Assistant Treasurers, as in their judgment may be necessary, who shall have authority to perform such duties as may from time to time be designated by the Board of Directors or by the President. Any two of said offices may be held by the same person, except that the same person shall not be President and Vice President, or President and Secretary.